Exhibit 4.19

SUMMARY OF MATERIAL TERMS OF THE LEASE AGREEMENT FOR
PREMISES IN PETACH TIKVA, ISRAEL

•	The leased premises are at Building 6, Park Azorim, Petach Tikva, Israel.

•	The initial lease agreement was entered into on effective May 30, 2007 by and among ClickSoftware Technologies Ltd. and Azori M.L.L. Industries Ltd., as lessors.

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The commencement date of the lease is on or about January 22, 2009, and the lease expires on or about January 21, 2014. ClickSoftware has the option to extend the term of the lease by one period of three years and an additional period of two years.

•	The total area to be leased by ClickSoftware is about 3,000 square meters.

•	The average price per square meter per month is to be approximately 63 New Israeli Shekels (“NIS”), and is linked to the Israeli consumer price index.

•	The company also is to lease 100 parking spaces for NIS 357 per space per month

•	The lease amounts are to be paid in quarterly installments.

•	There will be an additional management fee which is currently estimated at NIS 15 per square meter based on a “cost-plus” formula.

•	ClickSoftware has undertaken to compensate and indemnify the lessor in case of any damage or expense they might incur as a result of the lease. ClickSoftware is required to insure the leased premises.

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ClickSoftware is required to submit to the lessor a bank guarantee against its obligations pursuant to the lease in the amount of four months rent, management fees and parking. ClickSoftware is obligated to pay interest for payments not paid when due.